ENCORE ENERGY PARTNERS LP
777 Main Street, Suite 1400
Fort Worth, Texas 76102
November 10, 2008
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Encore Energy Partners LP Registration Statement on Form S-3 Filed October 1, 2008 File No. 333-153768
     This memorandum sets forth the response of Encore Energy Partners LP (the “Partnership”) to the comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated October 23, 2008 with respect to the Partnership’s registration statement on Form S-3 (File No. 333-153768). The changes described herein are incorporated in Amendment No. 1 to the Registration Statement, which has been filed with the Commission via EDGAR simultaneously with this memorandum. For your convenience, we have repeated the Staff’s comment in bold type face above our response.
General
1. Please revise footnote 1 to your fee table to track the language of Rule 416.
     Response:
     We have revised footnote 1 to our fee table as requested.
     If you have any questions or need additional information, please call Robert C. Reeves, Chief Financial Officer of Encore Energy Partners GP LLC, at (817) 339-0918 or Sean T. Wheeler of Baker Botts L.L.P. at (713) 229-1268.